FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   April, 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X     Form 40-F
                                ---              ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ---------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes        No X
                                   ---       ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------



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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


           Equity Interest of CEZ in Distribution Companies and EEPS
           ---------------------------------------------------------

As specified in a current extract from the securities' account of CEZ, a. s., dated April 1, 2003, kept with the Securities Center, our company owns the following interest in distribution companies and EEPS:


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                           Share in Registered Capital
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Jihoeeska energetika                                         34.01 %
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Jihomoravska energetika                                      35.21 %
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Prazska energetika                                           34.00 %
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Severoeeska energetika                                       51.00 %
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Severomoravska energetika                                    59.08 %
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St0edoeeska energeticka                                      58.30 %
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Vychodoeeska energetika                                      50.07 %
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Zapadoeeska energetika                                       50.26 %
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CEPS                                                         34.00 %
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





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEZ, a. s.

                                            ------------------------
                                                  (Registrant)

Date: April 4, 2003


                                           By:
                                              -----------------------------
                                                     Libuse Latalova
                                              Head of Finance Administration